Exhibit 4.3

DESCRIPTION OF THE REGISTRANT’S SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

The following description summarizes selected information regarding our capital stock, as well as provisions of; (i) our amended and restated certificate of incorporation; (ii) our amended and restated bylaws; and (iii) the general Corporation Law of the State of Delaware, or the DGCL. The following summary is qualified in its entirety by, and should be read in conjunction with, the amended and restated certificate of incorporation and the amended and restated bylaws, copies of which have been filed as exhibits to our Annual Report on Form 10-K to which this exhibit is attached, and the applicable provisions of the DGCL.

General

Our amended and restated certificate of incorporation provides for two classes of common stock: Class A common stock and Class B common stock. In addition, our amended and restated certificate of incorporation authorizes shares of undesignated preferred stock, the rights, preferences and privileges of which may be designated from time to time by our board of directors.

Our authorized capital stock consists of 805,000,000 shares, all with a par value of $0.000001 per share, of which:

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750,000,000 shares are designated Class A common stock;
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5,000,000 shares are designated Class B common stock; and
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50,000,000 shares are designated preferred stock.

Class A Common Stock and Class B Common Stock

Voting Rights

Holders of our Class A common stock are entitled to one vote per share on any matter that is submitted to a vote of our stockholders. Holders of our Class B common stock are entitled to 20 votes per share on any matter submitted to a vote of our stockholders. Holders of shares of Class A common stock and Class B common stock vote together as a single class on all matters (including the election of directors) submitted to a vote of stockholders. The affirmative vote of holders of at least 66 2/3% of the voting power of all of the then-outstanding shares of capital stock, voting as a single class, are required to amend certain provisions of our amended and restated certificate of incorporation, including provisions relating to amending our amended and restated bylaws, the classified board, the size of our board, removal of directors, director liability, vacancies on our board, special meetings, stockholder notices, actions by written consent and exclusive jurisdiction. Our amended and restated certificate of incorporation does not provide for cumulative voting for the election of directors.

Economic Rights

Except as otherwise expressly provided in our amended and restated certificate of incorporation or required by applicable law, all shares of Class A common stock and Class B common stock have the same rights and privileges and rank equally, share ratably and be identical in all respects for all matters, including those described below.

Dividends and Distributions

Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of Class A common stock and Class B common stock are entitled to share equally, identically and ratably, on a per share basis, with respect to any dividend or distribution of cash or property paid or distributed by the company, unless different treatment of the shares of the affected class is approved by the affirmative vote of the holders of a majority of the outstanding shares of such affected class, voting separately as a class.

Liquidation Rights

On our liquidation, dissolution or winding-up, the holders of Class A common stock and Class B common stock are entitled to share equally, identically and ratably in all assets remaining after the payment of any liabilities, liquidation preferences and accrued or declared but unpaid dividends, if any, with respect to any outstanding preferred stock, unless a different treatment is approved by the affirmative vote of the holders of a majority of the outstanding shares of such affected class, voting separately as a class.

Change of Control Transactions

The holders of Class A common stock and Class B common stock are treated equally and identically with respect to shares of Class A common stock and Class B common stock owned by them, unless different treatment of the shares of each class is approved by the affirmative vote of the holders of a majority of the outstanding shares of the class treated differently, voting separately as a class, on (a) the closing of the sale, transfer or other disposition of all or substantially all of our assets, (b) the consummation of a merger, reorganization, consolidation or share transfer which results in our voting securities outstanding immediately before the transaction (or the voting securities issued with respect to our voting securities outstanding immediately before the transaction) representing less than a majority of the combined voting power of the voting securities of the company or the surviving or acquiring entity or (c) the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons of securities of the company if, after closing, the transferee person or group would hold 50% or more of the outstanding voting power of the company (or the surviving or acquiring entity). However, consideration to be paid or received by a holder of common stock in connection with any such assets sale, merger, reorganization, consolidation or share transfer under any employment, consulting, severance or other arrangement will be disregarded for the purposes of determining whether holders of common stock are treated equally and identically.

Subdivisions and Combinations

If we subdivide or combine in any manner outstanding shares of Class A common stock or Class B common stock, the outstanding shares of the other classes will be subdivided or combined in the same manner.

No Preemptive or Similar Rights

Our Class A common stock and Class B common stock are not entitled to preemptive rights, and are not subject to conversion, redemption or sinking fund provisions, except for the conversion provisions with respect to the Class B common stock described below.

Conversion

Each share of Class B common stock is convertible at any time at the option of the holder into one share of Class A common stock. On any transfer of shares of Class B common stock, whether or not for value, each such transferred share will automatically convert into one share of Class A common stock, except for certain transfers described in our amended and restated certificate of incorporation, including transfers for tax and estate planning purposes, so long as the transferring holder continues to hold sole voting and dispositive power with respect to the shares transferred.

Any holder’s shares of Class B common stock will convert automatically into Class A common stock, on a one-to-one basis, upon the following: (1) sale or transfer of such share of Class B common stock; (2) the death or incapacity of the Class B common stockholder; (3) such holder’s departure from our board of directors; and (4) on the final conversion date, defined as the earlier of (a) the seventh anniversary of our initial public offering; or (b) the date specified by vote of the holders of a majority of the outstanding shares of Class B common stock.

Once transferred and converted into Class A common stock, the Class B common stock may not be reissued.

Preferred Stock

Under our amended and restated certificate of incorporation, our board of directors may, without further action by our stockholders, fix the rights, preferences, privileges and restrictions of up to an aggregate of 50,000,000 shares of preferred stock in one or more series and authorize their issuance. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of our Class A common stock or Class B common stock. Any issuance of our preferred stock could adversely affect the voting power of holders of our Class B common stock, and the likelihood that such holders would receive dividend payments and payments on liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change of control or other corporate action.

Registration Rights

Stockholder Registration Rights

We are party to an investor rights agreement that provides that certain holders of certain shares of our common stock and entities affiliated with certain of our directors, have certain registration rights, as set forth below. This investor rights agreement was entered into on July 17, 2020. The registration of shares of our common stock by the exercise of registration rights described below would enable the holders to sell these shares without restriction under the Securities Act of 1933, as amended (the “Securities Act”) when the applicable registration statement is declared effective. We will pay the registration expenses, other than underwriting discounts and commissions, of the shares registered by the demand, piggyback and Form S-3 registrations described below.

Generally, in an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions, to limit the number of shares such holders may include. The demand, piggyback and Form S-3 registration rights described below will expire five years after the effective date of the registration statement or with respect to any particular stockholder, such time after the effective date of the registration statement that such stockholder (a) holds less than 1% of our outstanding common stock (including shares issuable on conversion of outstanding preferred stock) and (b) can sell all of its shares under Rule 144 of the Securities Act during any 90-day period.

Demand Registration Rights

Certain holders of certain shares of our common stock (the “registrable securities”) are entitled to certain demand registration rights. Such holders of at least 40% of the registrable securities as are then outstanding may, on not more than one occasion, request that we register all or a portion of their registerable securities. Such request for registration must cover shares of our common stock with an anticipated aggregate offering price, net of underwriting discounts and commissions, of at least $5 million.

Piggyback Registration Rights

Certain holders of registerable securities common stock are entitled to, and the necessary percentage of holders waived, their rights to notice of an offering and to include their shares of registrable securities in an offering. In the event that we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders, the holders of these shares will be entitled to certain piggyback registration rights allowing the holder to include their shares in such registration, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act, other than with respect to a demand registration or a registration statement on Forms S-4 or S-8, the holders of these shares are entitled to notice of the registration and have the right to include their shares in the registration, subject to limitations that the underwriters may impose on the number of shares included in an offering.

Form S-3 Registration Rights

Certain holders of shares of our Class A common stock and Class B common stock are entitled to certain Form S-3 registration rights. The holders of at least 30% of these shares can make a request that we register their shares on Form S-3 if we are qualified to file a registration statement on Form S-3 and if the reasonably anticipated aggregate gross proceeds of the shares offered would equal or exceed $3 million. We are not required to effect more than two registrations on Form S-3 within any 12-month period.

Anti-Takeover Provisions

Certificate of Incorporation and Bylaws

Because our stockholders do not have cumulative voting rights, stockholders holding a majority of the voting power of our shares of common stock may elect all of our directors. Our amended and restated certificate of incorporation and amended and restated bylaws provide for stockholder actions at a duly called meeting of stockholders or, before the date on which all shares of common stock convert into a single class, by written consent. A special meeting of stockholders may be called by a majority of our board of directors, the chair of our board of directors, our chief executive officer or our lead independent director. Our amended and restated bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to our board of directors.

Our amended and restated certificate of incorporation further provides for a dual-class common stock structure, which provides our Class B common stockholders with control over all matters requiring stockholder approval, including the election of directors and significant corporate transactions, such as a merger or other sale of our company or its assets.

In accordance with our amended and restated certificate of incorporation our board of directors is divided into three classes with staggered three-year terms.

The foregoing provisions make it more difficult for another party to obtain control of us by replacing our board of directors. Since our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change our control.

These provisions, including the dual-class structure of our common stock, are intended to preserve our existing control structure, facilitate our continued product innovation and the risk-taking that it requires, permit us to continue to prioritize our long-term goals rather than short-term results, enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of us. These provisions are also designed to reduce our vulnerability to an unsolicited acquisition proposal and to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and may have the effect of deterring hostile takeovers or delaying changes in our control or management. As a consequence, these provisions may also inhibit fluctuations in the market price of our stock that could result from actual or rumored takeover attempts.

Section 203 of the Delaware General Corporation Law

At any time when we have a class of voting stock that is either listed on a national securities exchange or held of record by more than 2,000 stockholders, we will be subject to Section 203 of the Delaware General Corporation Law, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, subject to certain exceptions.

Choice of Forum

Our amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware be the exclusive forum for actions or proceedings brought under Delaware statutory or common law: (1) any derivative action or proceeding brought on our behalf; (2) any action asserting a breach of fiduciary duty; (3) any action asserting a claim against us arising under the Delaware General Corporation Law; (4) any action regarding our amended and restated certificate of incorporation or our amended and restated bylaws; (5) any action as to which the Delaware General Corporate Law confers jurisdiction to the Court of Chancery of the State of Delaware; or (6) any action asserting a claim against us that is governed by the internal affairs doctrine. The provisions would not apply to suits brought to enforce a duty or liability created by the Exchange Act. Our amended and restated certificate of incorporation further provides that the federal district courts of the United States of America is the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act.